THIS PAPER DOCUMENT IS BEING SUBMITTED
                   PURSUANT TO RULE 101(d) OF REGULATION S-T.
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________) *



                   CLANCY SYSTEMS INTERNATIONAL, INC. ("CLSI")
                   -------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    179818109
                                 ---------------
                                 (CUSIP Number)


                                February 3, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]   Rule 13d-1(b)

[X]  Rule 13d-1(c)

[]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  179818109
          -----------

1.   Names of Reporting Person(s): Robert Brodbeck

     I.R.S. Identification Nos. above persons (entities only):

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a.   [ ]      b. [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.   Sole Voting Power:         26,490,000*

6.   Shared Voting Power:              -0-

7.   Sole Dispositive Power:    26,490,000*

8.   Shared Dispositive Power:         -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 26,490,000*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9): 7.26%*

12.  Type of Reporting Person (See Instructions): IN

Item 1.

     (a)  Name of Issuer: Clancy Systems International, Inc.

     (b) Address of Issuer's Principal Executive Offices: 2250 So. Oneida #308, Denver, CO 80224

Item 2.

     (a)  Name of Person Filing: Robert Brodbeck

     (b) Address of Principal Business Office, or, if none, Residence: 9310 So. Watson Gulch, Littleton, CO 80127

     (c)  Citizenship: United States of America

     (d)  Title of Class of Securities: Common Stock, $.0001 par value per share

     (e)  CUSIP Number: 179818109

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[]   (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

[]   (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

[]   (c) Insurance  company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78o)

[] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

[]   (e) An investment adviser is accordance with Section 240.13d-1(b)(1)(ii)(E)

[] (f) An employee benefit plan or endowment fund in accordance with Section 240.13d- 1(b)(1)(ii)(F)

[] (g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

[] (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[]   (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 26,490,000*

     (b)  Percent of class: 7.26%*

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 26,490,000*

          (ii) Shared power to vote or to direct the vote: -0-

          (iii)Sole  power  to  dispose  or  to  direct  the   disposition   of:
               26,490,000*

          (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group

     N/A

Item 10. Certification

          (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


________________________
     *On February 3, 2003, the Reporting Person sold 26,510,000 shares of Clancy Systems International common stock in a transaction subject to a subsequent condition. If the condition is not satisfied, the transaction may be rescinded and the Reporting Person may reacquire the shares.





                      THIS SPACE INTENTIONALLY LEFT BLANK.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                          Date February 3, 2003


                                                          Signature

                                                          /s/ Robert Brodbeck
                                                          ----------------------
                                                              Robert Brodbeck
                                                              Name/Title